
SLIPSTREAM
CURATED ADVENTURE FILMS

Liquid Media Grows SVOD Library as Consumers Seek More Streaming Content

Vancouver, BC – July 28, 2020 – Liquid Media Group Ltd. (the "Company", "Liquid Media" or "Liquid") (Nasdaq: YVR) is pleased to announce the ongoing addition of content to Slipstream, the Company's Subscription Video on Demand ("SVOD") service focusing on adventure and action sports stories. This latest growth to the Slipstream content library comes following a recent report from Statista that the estimated number of paid SVOD users worldwide is expected to reach 949-million by the end of 2020.

"As many borders remain closed and consumers are largely confined to their homes, we are seeing viewers turning to new adventure travel films on Slipstream to get their wanderlust fix," said Keegan McColl, co-founder of Slipstream and Consultant to Liquid Media. "For fans who can't be at the Banff Mountain Film Festival, Vancouver International Mountain Film Festival and/or Banff Centre Mountain Film and Book Festival this year, we are proud to offer a single destination where any travel or outdoor enthusiast can see all their favourite adventure films in one place. Filmmakers can also reach new audiences and monetize their content in a meaningful way."

Slipstream users doubled during March 2020, the first month of the lockdown, and audiences have continued to increase. Additional films added to the Slipstream content library include works from National Geographic filmmakers and Festival award winners, such as *The Passage*, *A Ghost in the Making: Searching for the Rusty-Patched Bumble Bee*, *The End of Snow*, *Records of Change*, *The Snow Guardian* and more.

"As the entertainment industry adapts to global events, traditional theatrical windows are shifting. We see Slipstream as the post-theatrical solution of the new age of streaming," says Joshua Jackson, Chairman of Liquid Media. "There's a growing appetite for adventure films that inspire and better connect viewers with nature and the outdoors, especially as those special places remain more difficult to access during these times. These story-driven, narrative films help us all dream of the future when we can once again safely travel to and explore these spaces."

Slipstream offers subscribers access to a growing library of adventure films curated to their interests via mobile, tablet, PC and Smart TV. Films are categorized by subject, including surfing, snow sports, rock climbing, kayaking, mountain biking, running, environmental documentaries and Festival winners. The SVOD platform also features 'top film picks' playlists from leaders in the outdoor space like Hazel Findlay, Semi Rad, Seb Montaz, JJ Wessels and Xavier de le Rue.

Dubbed "the Netflix of Adventure films," Slipstream was acquired alongside Reelhouse and other assets, becoming property of Liquid Media in February 2020.

To learn more about Slipstream and explore a free month's access to countless hours of adventure sport films, visit www.watchslipstream.com.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver's media and entertainment supercluster, Liquid's mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media's leadership team includes Chairman **Joshua Jackson** (actor / producer, television and film), Chief Financial Officer **Daniel Cruz** (previously of Canaccord Financial), Managing Director **Charlie Brezer** (serial entrepreneur), Director **Stephen Jackson** (Northland Properties), and Director **Nancy Basi** (veteran Media + Entertainment expert), alongside Advisory Board members **Wilson J. Tang** (acclaimed digital entertainment veteran), **Andrew Kaplan** (capital markets strategist) and **Michael Timothy Doyle** (veteran interactive entertainment industry production executive). Each brings decades of industry expertise and significant passion to advance the Company's mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

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